UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OF 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Viña Concha y Toro S.A.

(Exact name of Registrant as specified in its charter)

Concha y Toro Winery Inc.

(Translation of Registrant’s name into English)

CASILLA 213

NUEVA TAJAMAR 481

TORRE NORTE, PISO 15

SANTIAGO, CHILE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit 99.1      News Release dated August 31, 2017, announcing second quarter period ended June 30, 2017 results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIÑA CONCHA Y TORO S.A.

By:	/s/ OSVALDO SOLAR V.
Name: Osvaldo Solar V.
Title: Gerente de Administracion y Finanzas/
Administration and Finance Manager (Chief Financial Officer)

Date: August 31, 2017